Exhibit 99.1

Assured Guaranty Corp.
Consolidated Financial Statements
December 31, 2006, 2005 and 2004

Assured Guaranty Corp.
Index to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Consolidated Balance Sheets	2

Consolidated Statements of Operations and Comprehensive Income	3

Consolidated Statements of Shareholder’s Equity	4

Consolidated Statements of Cash Flows	5

Notes to Consolidated Financial Statements	6—40

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Assured Guaranty Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of shareholder’s equity and of cash flows present fairly, in all material respects, the financial position of Assured Guaranty Corp. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
February 26, 2007

Assured Guaranty Corp.
Consolidated Balance Sheets
(in thousands of U.S. dollars, except per share and share amounts)

	As of December 31,
	2006	2005

Assets
Fixed maturity securities, at fair value (amortized cost: $1,159,822 in 2006 and $1,001,999 in 2005)	$1,202,417	$1,047,577
Short-term investments, at cost which approximates fair value	47,279	58,864
Total investments	1,249,696	1,106,441
Cash and cash equivalents	1,458	951
Accrued investment income	15,100	13,659
Deferred acquisition costs	70,307	73,805
Prepaid reinsurance premiums	73,875	27,283
Reinsurance recoverable on ceded losses	8,826	11,410
Premiums receivable	29,705	23,694
Goodwill	85,417	85,417
Unrealized gains on derivative financial instruments	38,781	38,052
Other assets	14,390	30,484
Total assets	$1,587,555	$1,411,196

Liabilities and shareholder’s equity
Liabilities
Unearned premium reserves	$266,800	$196,435
Reserves for losses and loss adjustment expenses	65,388	70,693
Profit commissions payable	3,683	4,237
Reinsurance balances payable	25,668	1,104
Deferred income taxes	40,201	34,673
Current income taxes payable	13,203	4,497
Funds held by Company under reinsurance contracts	5,537	3,256
Unrealized losses on derivative financial instruments	5,862	9,238
Liability for tax basis step-up adjustment	14,990	15,216
Other liabilities	28,895	18,415
Total liabilities	470,227	357,764

Commitments and contingencies
Shareholder’s equity
Preferred stock ($1,000 liquidation preference, 200,004 shares authorized; none issued and outstanding in 2006 and 2005)	—	—
Common stock ($720 par value, 500,000 shares authorized; 20,834 issued and outstanding in 2006 and 2005)	15,000	15,000
Additional paid-in capital	380,176	380,006
Unearned stock grant compensation	—	(6,446)
Retained earnings	692,760	635,849
Accumulated other comprehensive income	29,392	29,023
Total shareholder’s equity	1,117,328	1,053,432
Total liabilities and shareholder’s equity	$1,587,555	$1,411,196

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.

Consolidated Statements of Operations and Comprehensive Income

(in thousands of U.S. dollars)

	For the Years Ended December 31,
	2006	2005	2004

Revenues
Gross written premiums	$190,558	$108,201	$168,678
Ceded premiums	(69,938)	(15,681)	(108,773)
Net written premiums	120,620	92,520	59,905
(Increase) decrease in net unearned premium reserves	(23,466)	11,636	62,106
Net earned premiums	97,154	104,156	122,011
Net investment income	55,320	51,283	52,068
Net realized investment (losses) gains	(1,175)	733	973
Unrealized gains (losses) on derivative financial instruments	4,105	(631)	47,927
Other income	393	—	249
Total revenues	155,797	155,541	223,228
Expenses
Loss and loss adjustment expenses	6,849	(1,374)	403
Profit commission expense	(416)	715	972
Acquisition costs	16,619	27,082	34,306
Other operating expenses	38,585	32,686	41,287
Other expense	2,547	3,731	1,645
Total expenses	64,184	62,840	78,613
Income before provision for income taxes	91,613	92,701	144,615
Provision for income taxes
Current	16,094	19,096	17,293
Deferred	4,810	2,665	26,164
Total provision for income taxes	20,904	21,761	43,457
Net income	70,709	70,940	101,158
Other comprehensive income (loss), net of taxes
Unrealized holding losses on fixed maturity securities arising during the year	(2,779)	(12,031)	(2,528)
Reclassification adjustment for realized losses (gains) included in net income	764	(476)	(632)
Change in net unrealized gains on fixed maturity securities	(2,015)	(12,507)	(3,160)
Change in cumulative translation adjustment	2,384	(1,170)	576
Other comprehensive income (loss), net of taxes	369	(13,677)	(2,584)
Comprehensive income	$71,078	$57,263	$98,574

The accompanying notes are anintegral part of these consolidated financial statements.

Assured Guaranty Corp.
Consolidated Statements of Shareholder’s Equity
For the years December 31, 2006, 2005 and 2004
(in thousands of U.S. dollars)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Unearned Stock Grant Compensation	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholder’s Equity

Balance, December 31, 2003	$—	$15,000	$351,231	$(2,849)	$468,064	$45,284	$876,730
Net income	—	—	—	—	101,158	—	101,158
Capital contribution	—	—	1,618	—	—	—	1,618
Tax basis step-up adjustment	—	—	28,124	—	—	—	28,124
Tax benefit for stock options exercised	—	—	5,430	—	—	—	5,430
Unearned stock grant compensation, net	—	—	—	(2,996)	—	—	(2,996)
Change in cumulative translation adjustment	—	—	—	—	—	576	576
Unrealized loss on fixed maturity securities, net of tax of $(1,701)	—	—	—	—	—	(3,160)	(3,160)
Balance, December 31, 2004	$—	$15,000	$386,403	$(5,845)	$569,222	$42,700	$1,007,480
Net income	—	—	—	—	70,940	—	70,940
Dividends	—	—	—	—	(4,313)	—	(4,313)
Tax benefit for stock options exercised	—	—	4,064	—	—	—	4,064
Unearned stock grant compensation, net	—	—	—	(601)	—	—	(601)
Transaction with subsidiary under common control	—	—	(10,461)	—	—	—	(10,461)
Change in cumulative translation adjustment	—	—	—	—	—	(1,170)	(1,170)
Unrealized loss on fixed maturity securities, net of tax of $(6,734)	—	—	—	—	—	(12,507)	(12,507)
Balance, December 31, 2005	$—	$15,000	$380,006	$(6,446)	$635,849	$29,023	$1,053,432
Net income	—	—	—	—	70,709	—	70,709
Dividends	—	—	—	—	(13,798)	—	(13,798)
Tax benefit for stock options exercised	—	—	170	—	—	—	170
Reclassification due to adoption of FAS 123R	—	—	—	6,446	—	—	6,446
Change in cumulative translation adjustment	—	—	—	—	—	2,384	2,384
Unrealized loss on fixed maturity securities, net of tax of $(968)	—	—	—	—	—	(2,015)	(2,015)
Balance, December 31, 2006	$—	$15,000	$380,176	$—	$692,760	$29,392	$1,117,328

The accompanying notes are integral part of these consolidaeted financial statements.

Assured Guaranty Corp.

Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

	For the Years Ended December 31,
	2006	2005	2004
Operating activities
Net income	$70,709	$70,940	$101,158
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:
Non-cash operating expenses	9,447	3,363	5,121
Net amortization of premium on fixed maturity securities	3,182	5,387	6,495
Goodwill impairment	—	—	1,645
Provision for deferred income taxes	4,810	2,665	26,164
Net realized investment losses (gains)	1,175	(733)	(973)
Change in unrealized (gains) losses on derivative financial instruments	(4,105)	631	(47,927)
Change in deferred acquisition costs	3,498	5,734	6,591
Change in accrued investment income	(1,441)	888	(516)
Change in premiums receivable	(6,011)	25,174	(17,344)
Change in prepaid reinsurance premiums	(46,592)	22,370	(42,399)
Change in unearned premium reserves	70,365	(72,603)	(19,707)
Change in reserves for losses and loss adjustment expenses, net	21,801	(72,724)	(24,228)
Change in profit commissions payable	(554)	56	174
Change in funds held by Company under reinsurance contracts	2,281	(2,573)	774
Change in current income taxes	8,706	(9,935)	(969)
Tax benefit for stock options exercised	—	4,064	5,430
Change in liability for tax basis step-up adjustment	(226)	(746)	—
Other	25,377	13,459	52,180
Net cash flows provided by (used in) operating activities	162,422	(4,583)	51,669

Investing activities
Fixed maturity securities:
Purchases	(508,381)	(349,778)	(202,678)
Sales	341,348	344,207	138,789
Maturities	7,064	5,675	7,457
Sales (purchases) of short-term investments, net	11,542	7,193	(10,979)
Net cash flows (used in) provided by investing activities	(148,427)	7,297	(67,411)

Financing activities
Dividends paid	(13,794)	(4,313)	—
Tax benefit for stock options exercised	170	—	—
Net cash flows used in financing activities	(13,624)	(4,313)	—
Effect of exchange rate changes	136	(216)	499
Increase (decrease) in cash and cash equivalents	507	(1,815)	(15,243)
Cash and cash equivalents at beginning of year	951	2,766	18,009
Cash and cash equivalents at end of year	$1,458	$951	$2,766

Supplementary cash flow information
Income taxes paid	$4,467	$24,559	$18,257
Non-cash investing activities: FSA Transaction	$—	$99,967	$—
Non-cash financing activities: Section 338(h)(10) tax election	$—	$—	$28,124

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

1.                            Organization and Business

Assured Guaranty Corp. (the “Company”) is a Maryland domiciled company, which commenced operations in January 1988 and provides insurance and reinsurance of investment grade financial guaranty exposures, including municipal and nonmunicipal reinsurance and credit default swap (“CDS”) transactions.  On April 28, 2004, subsidiaries of ACE Limited (“ACE”), a holding company incorporated with limited liability under Cayman Islands Companies Law, completed an initial public offering (“IPO”) of 49,000,000 of their 75,000,000 common shares of their wholly-owned subsidiary and parent of the Company, Assured Guaranty Ltd. (“Assured Guaranty”).  Assured Guaranty’s common shares are traded on the New York Stock Exchange under the symbol “AGO”.  This offering raised approximately $840.1 million in net proceeds, all of which went to the selling shareholders.  As a result of the IPO, the Company implemented a new underwriting strategy.  As part of this strategy, the Company has exited certain lines of business, including trade credit reinsurance.

The Company has financial strength ratings of AAA, AAA and Aa1 as of December 31, 2006 from Standard & Poor’s Inc., a Division of The McGraw-Hill Companies, Inc. (“S&P”), Fitch Ratings, and Moody’s Investors Service, respectively, and is licensed in 51 jurisdictions.  In December 2006, Assured Value Insurance Company (“AVIC”), a Maryland domiciled insurance company and former subsidiary of the Company, merged into Assured Guaranty Corp. The Company owns 100% of Assured Guaranty (UK) Ltd. (“AG (UK)”), a company organized under the laws of the United Kingdom.

Financial guaranty insurance provides an unconditional and irrevocable guaranty that protects the holder of a financial obligation against non-payment of principal and interest when due. Financial guaranty insurance may be issued to the holders of the insured obligations at the time of issuance of those obligations, or may be issued in the secondary market to holders of public bonds and structured securities.  A loss event occurs upon existing or anticipated credit deterioration, while a payment under a policy occurs when the insured obligation defaults.  This requires the Company to pay the required principal and interest when due in accordance with the underlying contract. The principal types of obligations covered by the Company’s financial guaranty direct and financial guaranty assumed reinsurance businesses are structured finance obligations and public finance obligations. Because both businesses involve similar risks, the Company analyzes and monitors its financial guaranty direct portfolio and financial guaranty assumed reinsurance portfolio on a unified process and procedure basis.

The Company’s financial results include three principal business segments: financial guaranty direct, financial guaranty reinsurance and other.  These segments are further discussed in Note 19.

2.                            Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, AG (UK), after elimination of inter-company accounts and transactions.  Certain items in the prior years’ consolidated financial statements have been reclassified to conform to the current year presentation.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Premium Revenue Recognition

Premiums are received either upfront or in installments.  Upfront premiums are earned in proportion to the expiration of the amount at risk.  Each installment premium is earned ratably over its installment period, generally one year or less.  Premium earnings under both the upfront and installment revenue recognition methods are based upon and are in proportion to the principal amount guaranteed and therefore result in higher premium earnings during periods where guaranteed principal is higher. For insured bonds for which the par value outstanding is declining during the insurance period, upfront premium earnings are greater in the earlier periods thus matching revenue recognition with the underlying risk.  The premiums are allocated in accordance with the principal amortization schedule of the related bond issue and are earned ratably over the amortization period.  When an insured issue is retired early, is called by the issuer, or is in substance paid in advance through a refunding accomplished by placing U.S. Government securities in escrow, the remaining unearned premium reserves are earned at that time.  Unearned premium reserves represent the portion of premiums written that is applicable to the unexpired amount at risk of insured bonds.

Due to the customary lag (ranging from 30 to 90 days) in reporting premium data by some of the ceding companies, the Company must estimate the ultimate written and earned premiums to be received from a ceding company as of each balance sheet date for the reinsurance business.  Actual written premiums reported in the consolidated statements of operations and comprehensive income are based upon reports received by ceding companies supplemented by the Company’s own estimates of premium for which ceding company reports have not yet been received.  Differences between such estimates and actual amounts are recorded in the period in which the actual amounts are determined.

Investments

The Company accounts for its investments in fixed maturity securities in accordance with the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards (“FAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“FAS 115”).  Management determines the appropriate classification of securities at the time of purchase.  As of December 31, 2006 and 2005, all investments in fixed maturity securities were designated as available-for-sale and are carried at fair value with a corresponding adjustment to accumulated other comprehensive income.  The fair values of all the Company’s investments are calculated from independent market quotations.

The amortized cost of fixed maturity securities is adjusted for amortization of premiums and accretion of discounts computed using the effective interest method.  That amortization or accretion is included in net investment income.  For mortgage-backed securities, and any other holdings for which there is prepayment risk, prepayment assumptions are evaluated and revised as necessary.  Any necessary adjustments required due to the resulting change in effective yields and maturities are recognized in current income.

Realized gains and losses on sales of investments are determined using the specific identification method.  Unrealized gains and losses on investments, net of applicable deferred income taxes, are included in accumulated other comprehensive income in shareholder’s equity.  The Company has a formal review process for all securities in its investment portfolio, including a review for impairment losses.  Factors considered when assessing impairment include:

•      a decline in the market value of a security by 20% or more below amortized cost for a continuous period of at least six months;

•  a decline in the market value of a security for a continuous period of 12 months;

•  recent credit downgrades of the applicable security or the issuer by rating agencies;

•  the financial condition of the applicable issuer;

•  whether scheduled interest payments are past due; and

•                  whether the Company has the ability and intent to hold the security for a sufficient period of time to allow for anticipated recoveries in fair value.

If the Company believes a decline in the value of a particular investment is temporary, the decline is recorded as an unrealized loss on the balance sheet in accumulated other comprehensive income in shareholder’s equity.  If the Company believes the decline is “other than temporary,” the Company will write down the carrying value of the investment and record a realized loss in its consolidated statements of operations and comprehensive income.  The Company’s assessment of a decline in value includes management’s current assessment of the factors noted above.  The Company also seeks advice from its outside investment managers. If the Company’s assessment changes in the future, the Company may ultimately record a loss after having originally concluded that the decline in value was temporary.

Short-term investments are recorded at cost, which approximates fair value.  Short-term investments are those with original maturities of greater than three months but less than one year from date of purchase.

Cash and Cash Equivalents

The Company classifies demand deposits as cash.  Cash equivalents are short-term, highly liquid investments with original maturities of three months or less.

Deferred Acquisition Costs

Acquisition costs incurred, other than those associated with credit derivative products, that vary with and are directly related to the production of new business are deferred and amortized in relation to net earned premiums. Costs that are deferred and amortized include direct and indirect expenses such as commissions, brokerage expenses and costs of underwriting and marketing personnel.  The Company’s management uses judgment in determining what types of costs should be deferred, as well as the amount of these costs that should be deferred.  The Company periodically conducts a study to determine the amount of operating costs that vary with, and are directly related to, the acquisition of new business and therefore qualify for deferral.  Ceding commissions received on premiums ceded to other reinsurers reduce acquisition costs.  Anticipated losses, loss adjustment expenses and the remaining costs of servicing the insured or reinsured business are considered in determining the recoverability of acquisition costs.  Acquisition costs associated with credit derivative products are expensed as incurred. When an insured issue is retired early, is called by the issuer, or is in substance paid in advance through a refunding accomplished by placing U.S. Government securities in escrow as discussed above in the Premium Revenue Recognition section, the related deferred acquisition cost is expensed at that time.

Reserves for Losses and Loss Adjustment Expenses

Reserves for losses and loss adjustment expenses for non-derivative transactions in the Company’s financial guaranty direct and financial guaranty assumed reinsurance business include case reserves and portfolio reserves. See Note 4. Derivatives, for more information on the Company’s derivative transactions. Case reserves are established when there is significant credit deterioration on specific insured obligations and the obligations are in default or default is probable, not necessarily upon non-payment of principal or interest by an insured. Case reserves represent the present value of expected future loss payments and loss adjustment expenses (“LAE”), net of estimated recoveries, but before considering ceded reinsurance. This reserving method is different from case reserves established by traditional property and casualty insurance companies, which establish case reserves upon notification of a claim and establish incurred but not reported (“IBNR”) reserves for the difference between actuarially estimated ultimate losses and recorded case reserves.  Financial guaranty insurance and assumed reinsurance case reserves and related salvage and subrogation, if any, are discounted at 6%, which is the approximate taxable equivalent yield on the Company’s investment portfolio in all periods presented.  When the Company becomes entitled to the underlying collateral of an insured credit under salvage and subrogation rights as a result of a claim payment, it records salvage and subrogation as an asset, based on the expected level of recovery.  Such amounts are included in the Company’s balance sheet within “Other assets.”

The Company records portfolio reserves in its financial guaranty direct and financial guaranty assumed reinsurance business. Portfolio reserves are established with respect to the portion of the Company’s business for which case reserves have not been established.

Portfolio reserves are not established based on a specific event, rather they are calculated by aggregating the portfolio reserve calculated for each individual transaction.  Individual transaction reserves are calculated on a quarterly basis by multiplying the par in-force by the product of the ultimate loss and earning factors without regard to discounting.  The ultimate loss factor is defined as the frequency of loss multiplied by the severity of loss, where the frequency is defined as the probability of default for each individual issue.  The earning factor is inception to date earned premium divided by the estimated ultimate written premium for each transaction.  The probability of default is estimated from historical rating agency data and is based on the transaction’s credit rating, industry sector and time until maturity.  The severity is defined as the complement of historical recovery/salvage rates gathered by the rating agencies of defaulting issues and is based on the industry sector.

Portfolio reserves are recorded gross of reinsurance. We have not ceded any amounts under these reinsurance contracts, as our recorded portfolio reserves have not exceeded our contractual retentions, required by said contracts.

The Company records an incurred loss that is reflected in the statement of operations upon the establishment of portfolio reserves. When the Company initially records a case reserve, the Company reclassifies the corresponding portfolio reserve already recorded for that credit within the balance sheet.  The difference between the initially recorded case reserve and the reclassified portfolio reserve is recorded as a charge in the Company’s statement of operations.  It would be a remote occurrence when the case reserve is not greater than the reclassified portfolio reserve.  Any subsequent change in portfolio reserves or the initial case reserves are recorded quarterly as a charge or credit in the Company’s statement of operations in the period such estimates change.   Due to the inherent uncertainties of estimating loss and LAE reserves, actual experience may differ from the estimates reflected in the Company’s consolidated financial statements, and the differences may be material.

The Company also records IBNR reserves for its other segment.  IBNR is an estimate of losses for which the insured event has occurred but the claim has not yet been reported to the Company. In establishing IBNR, the Company uses traditional actuarial methods to estimate the reporting lag of such claims based on historical experience, claim reviews and information reported by ceding companies. The other segment represents lines of business the Company has exited or sold prior to the IPO.

FAS No. 60, “Accounting and Reporting by Insurance Enterprises” (“FAS 60”) is the authoritative guidance for an insurance enterprise. FAS 60 prescribes differing reserving methodologies depending on whether a contract fits within its definition of a short-duration contract or a long-duration contract.  Financial guaranty contracts have elements of long-duration insurance contracts in that they are irrevocable and extend over a period that may exceed 30 years or more, but for regulatory purposes are reported as property and liability insurance, which are normally considered short-duration contracts.  The short-duration and long-duration classifications have different methods of accounting for premium revenue and contract liability recognition.  Additionally, the accounting for deferred acquisition costs (“DAC”) could be different under the two methods.

The Company believes the guidance of FAS 60 does not expressly address the distinctive characteristics of financial guaranty insurance, so the Company also applies the analogous guidance of Emerging Issues Task Force (“EITF”) Issue No. 85-20, “Recognition of Fees for Guaranteeing a Loan” (“EITF 85-20”), which provides guidance relating to the recognition of fees for guaranteeing a loan, which has similarities to financial guaranty insurance contracts. Under the guidance in EITF 85-20, the guarantor should assess the probability of loss on an ongoing basis to determine if a liability should be recognized under FAS No. 5, “Accounting for Contingencies” (“FAS 5”).  FAS 5 requires that a loss be recognized where it is probable that one or more future events will occur confirming that a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

The Company is aware that there are certain differences regarding the measurement of portfolio loss liabilities among companies in the financial guaranty industry.   In January and February 2005, the Securities and Exchange Commission (“SEC”) staff had discussions concerning these differences with a number of industry participants.  Based on these discussions, in June 2005, the FASB staff decided additional guidance is necessary regarding financial guaranty contracts.  When the FASB staff reaches a conclusion on this issue the Company and the rest of the financial guaranty industry may be required to change some aspects of their loss reserving policies, but the Company cannot currently assess how the FASB or SEC staffs’ ultimate resolution of this issue will impact the Company’s reserving policy or other balances, i.e., premiums and DAC.  Until the issue is resolved, the Company intends to continue to apply its existing policy with respect to the establishment of both case and portfolio reserves.

Profit Commissions

Under the terms of certain of the Company’s reinsurance contracts, the Company is obligated to pay the ceding company at predetermined future dates a contingent commission based upon a specified percentage of the net underwriting profits. The Company’s liability for the present value of expected future payments is shown on the balance sheet under the caption, “Profit commissions payable”. There was no unamortized discount on this liability as of December 31, 2006 and 2005.

Reinsurance

In the ordinary course of business, the Company assumes and retrocedes business with other insurance and reinsurance companies.  These agreements provide greater diversification of business and may minimize the net potential loss from large risks.  Retrocessional contracts do not relieve the Company of its obligation to the reinsured.  Reinsurance recoverable on ceded losses includes balances due from reinsurance companies for paid and unpaid losses and LAE that will be recovered from reinsurers, based on contracts in force, and is presented net of any provision for estimated uncollectible reinsurance.  Any change in the provision for uncollectible reinsurance is included in loss and loss adjustment expenses.  Prepaid reinsurance premiums represent the portion of premiums ceded to reinsurers relating to the unexpired terms of the reinsurance contracts in force.

Certain of the Company’s assumed and ceded reinsurance contracts are funds held arrangements.  In a funds held arrangement, the ceding company retains the premiums instead of paying them to the reinsurer and losses are offset against these funds in an experience account.  Because the reinsurer is not in receipt of the funds, the reinsurer earns interest on the experience account balance at a predetermined credited rate of interest.  The Company generally earns interest at fixed rates of between 4% and 6% on its assumed funds held arrangements and generally pays interest at fixed rates of between 4% and 6% on its ceded funds held arrangements.  The interest earned or credited on funds held arrangements is included in net investment income.  In addition, interest on funds held arrangements will continue to be earned or credited until the experience account is fully depleted, which can extend many years beyond the expiration of the coverage period.

Goodwill

Goodwill of $94.6 million arose from ACE’s acquisition of Capital Re Corporation, the Company’s former name, as of December 31, 1999 and was being amortized over a period of twenty-five years. On January 1, 2002, the Company ceased amortizing goodwill as part of its adoption of FAS No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”).  Goodwill is evaluated for impairment at least annually in accordance with FAS 142.

The following table details goodwill by segment as of December 31, 2006 and 2005:

	As of December 31,
(in thousands of U.S. dollars)	2006	2005

Financial guaranty direct	$14,748	$14,748
Financial guaranty reinsurance	70,669	70,669
Other	—	—
Total	$85,417	$85,417

In the year ended December 31, 2004 the Company recognized a goodwill impairment of $1.6 million in its other segment for the trade credit business which the Company exited as part of the IPO.  This impairment charge is presented in the Company’s consolidated statements of operations and comprehensive income under other expense. No such impairment was recognized in the years ended December 31, 2006 and 2005.

Income Taxes

In accordance with FAS No. 109, “Accounting for Income Taxes”, deferred income taxes are provided for with respect to the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities, using enacted rates in effect for the year in which the differences are expected to reverse.  Such temporary differences relate principally to deferred acquisition costs, reserves for losses and LAE, unearned premium reserves, unrealized gains and losses on investments, unrealized gains and losses on derivative financial instruments and statutory contingency reserve.

Share-Based Compensation

Prior to January 1, 2006, the Company accounted for its share-based employee compensation plans under the measurement and recognition provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related Interpretations, as permitted by FAS No. 123, “Accounting for Stock-Based Compensation” (“FAS 123”). During the years ended December 31, 2005 and 2004, the Company recorded no share-based employee compensation expense for options granted under the Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (the “Incentive Plan”) as all options granted under that plan had exercise prices equal to the fair market value of Assured Guaranty Ltd.’s common stock on the date of grant. Also, during the year ended December 31, 2005, the Company recorded no compensation expense in connection with the Assured Guaranty Ltd. Employee Stock Purchase Plan (the “Stock Purchase Plan”) as the purchase price of the stock was not less than 85% of the lower of the fair market value of Assured Guaranty Ltd.’s common stock at the beginning of each offering period or at the end of each purchase period. In accordance with FAS 123 and FAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“FAS 148”) the Company disclosed its net income in the notes to consolidated financial statements as if the Company had applied the fair value-based method in measuring compensation expense for its share-based incentive programs.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of FAS No. 123 (revised), “Share-Based Payment” (“FAS 123R”) using the modified prospective transition method. Under that transition method, compensation expense includes: (a) compensation expense for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of FAS 123, and (b) compensation expense for all share-based payments granted on or after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of FAS 123R. See Note 17 for further discussion regarding the methodology utilized in recognizing share-based compensation expense.

Variable Interest Entities and Special Purpose Entities

The Company provides financial guarantees in respect of debt obligations of special purpose entities, including variable interest entities (“VIE’s”). The Company’s variable interest exists through this financial guaranty insurance or credit derivative contract. The transaction structure generally provides certain financial protections to the Company.  This financial protection can take several forms, the most common are over-collateralization, first loss protection (or subordination) and excess spread.  In the case of over-collateralization (i.e. the principal amount of the securitized assets exceeds the principal amount of the structured finance obligations guaranteed by the Company), the structure allows defaults of the securitized assets before a default is experienced on the structured finance obligation guaranteed by the Company.  In the case of first loss, the financial guaranty insurance policy only covers a senior layer of losses of multiple obligations issued by special purpose entities, including VIE’s. The first loss exposure with respect to the assets is either retained by the seller or sold off in the form of equity or mezzanine debt to other investors. In the case of excess spread, the financial assets contributed to special purpose entities, including VIE’s, generate interest cash flows that are in excess of the interest payments on the debt issued by the special purpose entity. Such excess spread is typically distributed through the transaction’s cash flow waterfall and may be used to create additional credit enhancement, applied to redeem debt issued by the special purpose entity (thereby creating additional over-collateralization), or distributed to equity or other investors in the transaction.

There are two different accounting frameworks applicable to special purpose entities (“SPE”); the qualifying SPE (“QSPE”) framework under FAS 140; and the VIE framework under Financial Interpretation (“FIN”) 46R “Consolidation of Variable Interest Entities”. The applicable framework depends on the nature of the entity and the Company’s relation to that entity. The QSPE framework is applicable when an entity transfers (sells) financial assets to a SPE meeting certain criteria as defined in FAS 140. These criteria are designed to ensure that the activities of the entity are essentially predetermined in their entirety at the inception of the vehicle; decision making is limited and restricted to certain events, and that the transferor of the financial assets cannot exercise control over the entity and the assets therein. Entities meeting these criteria are not consolidated by the transferor or other counterparty, as long as the entity does not have the unilateral ability to liquidate or to cause it to no longer meet the QSPE criteria. SPE’s meeting all of FAS 140’s criteria for a QSPE are not within the scope of FIN 46 and as such, need not be assessed for consolidation.  When the SPE does not meet the QSPE criteria, consolidation is assessed pursuant to FIN 46R. Under FIN 46R, a VIE is defined as an entity that is not assessed for consolidation by determining which party maintains a controlling financial interest. As such, a VIE (i) lacks enough equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties, (ii) its equity owners lack the right to make significant decisions affecting the entity’s operations, and (iii) its equity owners do not have an obligation to absorb or the right to receive the entity’s losses or returns. FIN 46R requires a variable interest holder (e.g., an investor in the entity or a financial guarantor) to consolidate that VIE if that holder will absorb a majority of the expected losses of the VIE, receive a majority of the residual returns of the VIE, or both. The Company determines whether it is the primary beneficiary of a VIE by first performing a qualitative analysis of the VIE that includes, among other factors, its capital structure, contractual terms, which variable interests create or absorb variability, related party relationships and the design of the VIE. When qualitative analysis is not conclusive the Company performs a quantitative analysis.  To date the results of the qualitative and quantitative analyses have indicated that the Company does not have a majority of the variability and as a result these VIE’s are not consolidated in the Company’s financial statements.

Qualifying Special Purpose Entities:

During 2006, the Company issued a financial guaranty on financial assets that were transferred into a special purpose entity for which the business purpose of that entity was to provide a financial guarantee client with funding for their debt obligation. This entity met the characteristics of a QSPE in accordance with FAS 140. QSPEs are not subject to the requirements of FIN 46R and accordingly are not consolidated in the Company’s financial statements. QSPEs are legal entities that are demonstrably distinct from the Company, and neither the Company, nor its affiliates or its agents can unilaterally dissolve the QSPE. The QSPE’s permitted activities are contractually limited to purchasing assets, issuing notes to fund such purchases, and related administrative services. Pursuant to the terms of the Company’s insurance policy, insurance premiums are paid to the Company by the QSPE and are earned in a manner consistent with other insurance policies, over the risk period. Any losses incurred would be included in the Company’s consolidated statements of operations.

3.         Recent Accounting Pronouncements

In February 2006, the FASB issued FAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“FAS 155”) which amends FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) and FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“FAS 140”), and addresses issues raised in FAS 133 Implementation Issue No. D1, “Application of

Statement 133 to Beneficial Interests in Securitized Financial Assets.” The primary objectives of FAS 155 are: (i) with respect to FAS 133, to address the accounting for beneficial interests in securitized financial assets and (ii) with respect to FAS 140, eliminate a restriction on the passive derivative instruments that a qualifying special purpose entity may hold. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Because its application is prospective, FAS 155 will not effect our financial position or our results of operations as of December 31, 2006.  However, FAS 155 will effect the Company’s accounting for transactions entered into subsequent to January 1, 2007.  In particular, FAS 155 will effect the Company’s determination of which transactions are derivative or non-derivative in nature.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is expected to decrease our January 1, 2007 retained earnings approximately $2.5 million.

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS 157 applies to other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, FAS 157 does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company plans to adopt FAS 157 beginning in the first quarter of 2008. The Company is currently evaluating the impact, if any, the adoption of FAS 157 will have on its results of operations or financial position.

In October 2006, the FASB issued FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“FAS 158”). FAS 158 represents the completion of the first phase in the FASB’s postretirement benefits accounting project. FAS 158 is effective for fiscal years ending after December 15, 2006, for public entities, and at the end of fiscal years ending after June 15, 2007, for all other entities.  Since the Company has no defined benefit pension or other postretirement plans, FAS 158 will have no impact on the Company’s results of operations or financial position.

In September 2006, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”).  SAB 108 provides guidance as to how errors should be evaluated to assess materiality from a quantitative perspective.  SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings.  At December 31, 2006, the date of required adoption, SAB 108 did not have an effect on the Company’s consolidated financial statements.

4.         Derivatives

Certain products (principally credit protection oriented) issued by the Company have been deemed to meet the definition of a derivative under FAS 133 and FAS No. 149,”Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“FAS 149”).  These products consist primarily of credit derivatives.  In addition, the Company issued a few index-based derivative financial instruments prior to 2004.  FAS 133 and FAS 149 establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. FAS 133 and FAS 149 require that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheets and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a fair value, cash flow or foreign currency hedge. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company had no derivatives that were designated as hedges during 2006, 2005 and 2004.  The Company uses derivative instruments primarily to offer credit protection to others.  The Company records these transactions at fair value.  Where available, the Company uses quoted market prices to fair value these insured credit derivatives.  If quoted prices are not available, particularly for senior layer collateralized debt obligations (“CDO”), the fair value is estimated using valuation models for each type of credit protection.  These models may be developed by third parties, such as rating agency models, or may be developed internally, depending on the circumstances.  These models and the related assumptions are continually reevaluated by management and enhanced, as appropriate, based upon improvements in modeling techniques and availability of more timely market information.  The fair value of derivative financial instruments reflects the estimated cost to the Company to purchase protection on its outstanding exposures and is not an estimate of expected losses incurred.  Due to the inherent uncertainties of the assumptions used in the valuation models to determine the fair value of these derivative products, actual experience may differ from the estimates reflected in the Company’s consolidated financial statements, and the differences may be material.

The Company records premiums received from the issuance of derivative instruments in gross written premiums and establishes unearned premium reserves and loss reserves.  These loss reserves represent the Company’s best estimate of the probable losses expected under these contracts and are calculated in the same manner as the Company’s financial guaranty business.  See Note 2. Significant Accounting Policies, Reserves for Losses and Loss Adjustment Expenses, for more information. Unrealized gains and losses on derivative financial instruments are computed as the difference between fair value and the total of the unearned premium reserves, losses and LAE reserve, premiums receivable, prepaid reinsurance premiums and reinsurance recoverable on ceded losses.  Changes in unrealized gains and losses on derivative financial instruments are reflected in the consolidated statements of operations and comprehensive income. Cumulative unrealized gains are reflected as assets in the Company’s balance sheets.  Unrealized gains and losses resulting from changes in the fair value of derivatives occur because of changes in interest rates, credit spreads, recovery rates, the credit ratings of the referenced entities and other market factors.  In the event that the Company terminates a derivative contract prior to maturity as a result of a decision to exit a line of business or for risk management purposes, the unrealized gain or loss will be realized through premiums earned and losses incurred.

The Company recorded a pre-tax net unrealized gain on derivative financial instruments of $4.1 million for the year ended December 31, 2006, a pre-tax net unrealized loss on derivative financial instruments of $0.6 million for the year ended December 31, 2005 and a pre-tax net unrealized gain on derivative financial instruments of $47.9 million for the year ended December 31, 2004.

The following table summarizes activities related to derivative financial instruments (in thousands of U.S. dollars):

	2006	2005	2004

Balance sheets as of December 31,
Assets:
Premiums receivable	$16,153	$13,687	$22,525
Prepaid reinsurance premiums	1,773	900	1,044
Reinsurance recoverable on ceded losses	211	2,323	3,276
Unrealized gains on derivative financial instruments	38,781	38,052	55,336

Liabilities:
Unearned premium reserves	8,568	6,694	7,283
Reserves for losses and LAE	2,408	5,600	18,081
Unrealized losses on derivative financial instruments	5,862	9,238	25,891
Net asset—fair value of derivative financial instruments	$40,080	$33,430	$30,926

Statements of operations for the years ended December 31,
Net written premiums	$43,826	$39,173	$36,791
Net earned premiums	42,825	39,618	37,905
Loss and loss adjustment expenses incurred	1,294	6,839	(597)
Unrealized gains (losses) on derivative financial instruments	4,105	(631)	47,927
Total impact of derivative financial instruments	$48,224	$45,826	$85,235

5.         Statutory Accounting Practices

These consolidated financial statements are prepared on a GAAP basis, which differs in certain respects from accounting practices prescribed or permitted by the insurance regulatory authorities, including the Maryland Insurance Administration.

The Company’s U.S. domiciled insurance companies prepare statutory financial statements in accordance with accounting practices prescribed or permitted by the National Association of Insurance Commissioners (“NAIC”) and their respective Insurance Departments. Prescribed statutory accounting practices are set forth in the NAIC Accounting Practices and Procedures Manual. There are no permitted accounting practices on a statutory basis. The combined capital and statutory surplus of the Company’s U.S. domiciled insurance companies was $286.0 million and $295.7 million as of December 31, 2006 and 2005, respectively. The statutory combined net income of the Company’s U.S. domiciled insurance companies was $64.3 million, $101.0 million and $103.3 million for the years ended December 31, 2006, 2005 and 2004, respectively.

6.         Insurance in Force

At December 31, 2006 and 2005, net financial guaranty par in force, including insured CDS, was approximately $68.4 billion and $52.7 billion, respectively.  The Company’s 2006 reinsurance par outstanding on facultative business is reported on a current quarter basis while 2005 is reported on a one-quarter lag. The portfolio was broadly diversified by payment source, geographic location and maturity schedule, with no single risk representing more than 1.6% and 1.1% of the total net par in force as of December 31, 2006 and 2005, respectively.  The composition of net par outstanding by bond type was as follows:

	As of December 31,
	2006	2005
	(in billions of U.S. dollars)

U.S. public finance:
General obligation	$4.3	$4.9
Municipal utilities	3.9	4.6
Tax-backed	3.2	3.1
Transportation	2.9	3.3
Healthcare	2.8	2.4
Investor-owned utilities	0.9	0.9
Higher education	0.7	0.6
Structured municipal	0.4	0.6
Housing	0.3	0.4
Other public finance	0.6	0.5
Total U.S. public finance	20.0	21.3

U.S. structured finance:
Collateralized debt obligations	18.8	13.8
Mortgage-backed and home equity	7.3	5.1
Commercial receivables	5.4	3.1
Consumer receivables	1.6	1.6
Other structured finance	1.0	0.5
Total U.S. structured finance	34.1	24.1

International:
Other structured finance	5.6	3.1
Infrastructure	3.8	1.5
Collateralized debt obligations	2.8	1.9
Public finance	2.1	0.8
Total international	14.3	7.3
Total exposures	$68.4	$52.7

Maturities for public finance obligations range from 1 to 50 years, with a weighted average life of 13 years.  Structured finance transactions have legal maturities that range from 1 to 39 years with a weighted average life of 7 years. CDS transactions are included in all structured finance categories and tax-backed and investor-owned utilities categories in public finance.

The portfolio contained exposures in each of the 50 states and abroad.  The distribution of net financial guaranty par outstanding by geographic location is set forth in the following table:

	As of December 31, 2006		As of December 31, 2005
	Net par outstanding	% of Net par outstanding	Net par outstanding	% of Net par outstanding
		(in billions of U.S. dollars)
Domestic:
California	$3.1	4.5%	$3.5	6.6%
New York	1.9	2.7%	2.2	4.1%
Illinois	1.4	2.0%	1.6	3.0%
Florida	1.2	1.8%	1.3	2.4%
Massachusetts	1.2	1.7%	1.2	2.3%
Texas	1.1	1.5%	1.3	2.4%
Pennsylvania	0.9	1.4%	1.0	1.9%
New Jersey	0.7	1.0%	0.8	1.5%
Puerto Rico	0.6	0.9%	0.5	1.0%
Colorado	0.5	0.8%	0.6	1.1%
Other states	7.4	11.0%	7.3	14.1%
Mortgage and structured (multiple states)	34.1	49.9%	24.1	45.8%
Total domestic exposures	54.1	79.2%	45.4	86.2%

International:
United Kingdom	8.9	13.0%	3.8	7.3%
Germany	2.1	3.1%	0.2	0.3%
Australia	0.3	0.5%	0.4	0.8%
Turkey	0.3	0.5%	0.3	0.5%
Brazil	0.2	0.2%	0.3	0.6%
Other	2.5	3.5%	2.3	4.3%
Total international exposures	14.3	20.8%	7.3	13.8%
Total exposures	$68.4	100.0%	$52.7	100.0%

The following table sets forth the net financial guaranty par outstanding by underwriting rating:

	As of December 31, 2006		As of December 31, 2005
Ratings(1)	Net par outstanding	% of Net par outstanding	Net par outstanding	% of Net par outstanding
	(in billions of U.S. dollars)

AAA	$38.6	56.5%	$22.2	42.1%
AA	8.4	12.3%	8.2	15.5%
A	13.4	19.5%	13.8	26.1%
BBB	7.1	10.4%	7.7	14.7%
Below investment grade	0.9	1.3%	0.8	1.6%
Total exposures	$68.4	100.0%	$52.7	100.0%

(1)    These ratings represent the Company’s internal assessment of the underlying credit quality of the insured obligations. The Company’s scale is comparable to that of the nationally recognized rating agencies.

As part of its financial guaranty business, the Company enters into CDS transactions whereby one party pays a periodic fee in fixed basis points on a notional amount in return for a contingent payment by the other party in the event one or more defined credit events occurs with respect to one or more third party reference securities or loans.  A credit event may be a nonpayment event such as a failure to pay, bankruptcy, or restructuring, as negotiated by the parties to the CDS transaction.  The total notional amount of insured CDS exposure outstanding as of December 31, 2006 and 2005 and included in the Company’s financial guaranty exposure was $35.0 billion and $18.8 billion, respectively.

7.         Premiums Earned from Refunded and Called Bonds

Net earned premiums include $7.0 million, $8.5 million and $16.6 million for 2006, 2005 and 2004, respectively, related to refunded and called bonds.

8.         Investments

The following summarizes the Company’s aggregate investment portfolio as of December 31, 2006:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands of U.S. dollars)
Fixed maturity securities
U.S. government and agencies	$33,890	$194	$(23)	$34,061
Obligations of state and political subdivisions	833,650	42,229	(534)	875,345
Corporate securities	41,289	988	(187)	42,090
Mortgage-backed securities	167,635	1,579	(1,311)	167,903
Asset-backed securities	39,893	98	(164)	39,827
Foreign government securities	43,465	3	(277)	43,191
Total fixed maturity securities	1,159,822	45,091	(2,496)	1,202,417
Short-term investments	47,279	—	—	47,279
Total investments	$1,207,101	$45,091	$(2,496)	$1,249,696

The following summarizes the Company’s aggregate investment portfolio as of December 31, 2005:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands of U.S. dollars)
Fixed maturity securities
U.S. government and agencies	$44,786	$458	$(126)	$45,118
Obligations of state and political subdivisions	753,572	45,291	(1,139)	797,724
Corporate securities	34,417	1,512	(153)	35,776
Mortgage-backed securities	133,468	900	(1,227)	133,141
Asset-backed securities	19,078	85	(206)	18,957
Foreign government securities	16,678	266	(83)	16,861
Total fixed maturity securities	1,001,999	48,512	(2,934)	1,047,577
Short-term investments	58,864	—	—	58,864
Total investments	$1,060,863	$48,512	$(2,934)	$1,106,441

Approximately 13% and 12% of the Company’s total investment portfolio as of December 31, 2006 and 2005, respectively, was composed of mortgage-backed securities, including collateralized mortgage obligations and commercial mortgage-backed securities.  As of both December 31, 2006 and 2005, the weighted average credit quality of the Company’s entire investment portfolio was AA+.

The amortized cost and estimated fair value of available-for-sale fixed maturity securities as of December 31, 2006, by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
	(in thousands of U.S. dollars)
Due within one year	$6,187	$6,170
Due after one year through five years	147,148	148,543
Due after five years through ten years	231,825	241,135
Due after ten years	607,027	638,666
Mortgage-backed securities	167,635	167,903
Total	$1,159,822	$1,202,417

Proceeds from the sale of available-for-sale fixed maturity securities were $341.3 million, $344.2 million and $138.8 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Net realized investment (losses) gains consisted of the following:

	For the Years Ended December 31,
	2006	2005	2004
	(in thousands of U.S. dollars)
Gains	$1,647	$3,040	$1,300
Losses	(2,822)	(2,307)	(327)
Net realized investment (losses) gains	$(1,175)	$733	$973

None of the realized losses in 2006, 2005 or 2004 were from other than temporary declines in a securities fair value.

The change in net unrealized gains of available-for-sale fixed maturity securities consists of:

	For the Years Ended December 31,
	2006	2005	2004
	(in thousands of U.S. dollars)

Fixed maturity securities	$(2,983)	$(19,241)	$(4,861)
Less: Deferred income tax benefit	(968)	(6,734)	(1,701)
Change in net unrealized gains on fixed maturity securities	$(2,015)	$(12,507)	$(3,160)

The following tables summarize, for all securities in an unrealized loss position as of December 31, 2006 and 2005, the aggregate fair value and gross unrealized loss by length of time the amounts have continuously been in an unrealized loss position.

	As of December 31, 2006
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
	(in thousands of U.S. dollars)
U.S. government and agencies	$1,179	$(7)	$1,756	$(16)	$2,935	$(23)
Obligations of state and political subdivisions	76,319	(380)	10,811	(154)	87,130	(534)
Corporate securities	5,574	(5)	7,475	(182)	13,049	(187)
Mortgage-backed securities	20,919	(124)	42,324	(1,187)	63,243	(1,311)
Asset-backed securities	9,333	(13)	12,267	(151)	21,600	(164)
Foreign government securities	37,491	(207)	2,516	(70)	40,007	(277)
Total	$150,815	$(736)	$77,149	$(1,760)	$227,964	$(2,496)

	As of December 31, 2005
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
	(in thousands of U.S. dollars)

U.S. government and agencies	$9,227	$(51)	$5,161	$(75)	$14,388	$(126)
Obligations of state and political subdivisions	84,753	(755)	12,013	(384)	96,766	(1,139)
Corporate securities	4,922	(57)	3,197	(96)	8,119	(153)
Mortgage-backed securities	63,379	(1,025)	8,199	(202)	71,578	(1,227)
Asset-backed securities	13,606	(205)	419	(1)	14,025	(206)
Foreign government securities	—	—	2,550	(83)	2,550	(83)
Total	$175,887	$(2,093)	$31,539	$(841)	$207,426	$(2,934)

The above balances include 78 and 72 fixed maturity securities as of December 31, 2006 and 2005, respectively.  The Company has considered factors such as sector credit ratings and industry analyst reports in evaluating the above securities for impairment. The Company has concluded that these securities are not other than temporarily impaired as of December 31, 2006 and 2005, since it has the ability and intent to hold these securities until they recover their value or until maturity.

Net investment income is derived from the following sources:

	For the Years Ended December 31,
	2006	2005	2004
	(in thousands of U.S. dollars)
Income from fixed maturity securities	$52,226	$51,269	$52,422
Income from short-term investments	4,240	1,306	775
Gross investment income	56,466	52,575	53,197
Less: investment expenses	(1,146)	(1,292)	(1,129)
Net investment income	$55,320	$51,283	$52,068

Under agreements with its cedants and in accordance with statutory requirements, the Company maintains fixed maturity securities in trust accounts of $17.4 million and $16.8 million as of December 31, 2006 and 2005, respectively, for the benefit of reinsured companies and for the protection of policyholders, generally in states in which the Company or its subsidiaries, as applicable, are not licensed or accredited.

As part of its insured CDS business, the Company is party to certain contractual agreements that require collateral to be posted for the benefit of either party depending on ratings of the parties to the agreement and changes in fair value relative to applicable specified thresholds of the insured swap transactions.  As of December 31, 2006 and 2005, the Company was not required to post collateral for the benefit of CDS customers.

The Company is not exposed to significant concentrations of credit risk within its investment portfolio.

No material investments of the Company were non-income producing for the years ended December 31, 2006, 2005 and 2004.

9.         Reserves for Losses and Loss Adjustment Expenses

The following table provides a reconciliation of the beginning and ending balances of the reserves for losses and LAE:

	For the Years Ended December 31,
	2006	2005	2004
	(in thousands of U.S. dollars)
Balance as of January 1	$70,693	$128,102	$127,870
Less reinsurance recoverable	(11,410)	(36,379)	—
Net balance as of January 1	59,283	91,723	127,870
Transfers to case reserves from portfolio reserves	9	14,398	558
Incurred losses and loss adjustment expenses pertaining to case and IBNR reserves:
Current year	5,314	10,436	305
Prior years	(350)	5,706	(16,243)
	4,964	16,142	(15,938)
Transfers to case reserves from portfolio reserves	(9)	(14,398)	(558)
Incurred losses and loss adjustment expenses pertaining to portfolio reserves	1,885	(17,516)	16,341
Total incurred losses and loss adjustment expenses	6,849	(1,374)	403
Loss and loss adjustment expenses paid and recovered pertaining to:
Current year	—	(44)	(13,249)
Prior years	(9,631)	(16,146)	(12,040)
	(9,631)	(16,190)	(25,289)
Change in salvage recoverable	42	(2,497)	(11,919)
Novation of FSA financial guaranty business to AG Re	—	(8,540)	—
Foreign exchange loss (gain) on reserves	19	(3,839)	658
Net balance as of December 31	56,562	59,283	91,723
Plus reinsurance recoverable	8,826	11,410	36,379
Balance as of December 31	$65,388	$70,693	$128,102

The difference between the portfolio reserve transferred to case reserves and the ultimate case reserve recorded is included in current year incurred amounts.

The financial guaranty case basis reserves have been discounted using a rate of 6% in 2006, 2005 and 2004, resulting in a discount of $5.6 million, $6.9 million and $18.4 million, respectively.

The favorable prior year development for 2006 is primarily related to a recovery of a prior year payment on a collateralized bond obligation.

The favorable prior year development in 2005 of $5.7 million is primarily related to changes in credit quality and from continued runoff from maturing CDO exposures, as well as management updating its loss reserving data, as part of the Company’s normal portfolio reserve process, to include the most current rating agency default studies.

The favorable prior year development in 2004 of $16.2 million is primarily related to reduction of loss reserves associated with the exiting of certain lines of business in connection with the IPO.

10.       Income Taxes

Prior to the IPO in April 2004, the Company and AVIC have historically filed U.S. income tax returns in the consolidated U.S. tax return of its former shareholder.  For periods after April 2004, AGC and AVIC (prior to its merger in December 2006 into AGC) file a consolidated federal income tax return with its shareholder, Assured Guaranty US Holdings Inc. (“AGUS”) and its other subsidiaries, AG Financial Products Inc. (“AGFP”) and AFP Transferor Inc.   Each company, as a member of its respective consolidated tax return group, has paid its proportionate share of the consolidated federal tax burden for its group as if each company filed on a separate return basis with current period credit for net losses.

The following table provides the Company’s income tax provision and effective tax rates:

	For the Years Ended December 31,
	2006	2005	2004
	(in thousands of U.S. dollars)

Current tax expense	$16,094	$19,096	$17,293
Deferred tax expense	4,810	2,665	26,164
Provision for income taxes	$20,904	$21,761	$43,457

Effective tax rate	22.8%	23.5%	30.1%

Reconciliation of the difference between the income taxes and the expected tax provision at statutory rates in taxable jurisdictions was as follows:

	For the Years Ended December 31,
	2006	2005	2004
	(in thousands of U.S. dollars)

Expected tax provision at statutory rates in taxable jurisdictions	$32,065	$32,445	$50,615
Tax-exempt interest	(11,074)	(10,996)	(10,516)
Provision to filed adjustment	133	441	2,630
Other	(220)	(129)	728
Total provision for income taxes	$20,904	$21,761	$43,457

The deferred income tax liability reflects the tax effect of the following temporary differences:

	As of December 31,
	2006	2005
	(in thousands of U.S. dollars)

Deferred tax assets:
Reserves for losses and loss adjustment expenses	$13,364	$12,769
Tax and loss bonds	12,833	15,434
Tax basis step-up	10,639	13,287
Other	2,318	4,856
Total deferred income tax assets	39,154	46,346

Deferred tax liabilities:
Unrealized gains on derivative financial instruments	10,854	10,085
Deferred acquisition costs	31,978	25,702
Unearned premium reserves	10,140	14,464
Contingency reserves	11,674	15,031
Unrealized appreciation on investments	14,709	15,737
Total deferred income tax liabilities	79,355	81,019
Net deferred income tax liability	$40,201	$34,673

Liability For Tax Basis Step-Up Adjustment

In connection with the IPO, the Company and ACE Financial Services Inc. (“AFS”), a subsidiary of ACE, entered into a tax allocation agreement, whereby the Company and AFS made a “Section 338 (h)(10)” election that has the effect of increasing the tax basis of certain affected subsidiaries’ tangible and intangible assets to fair value.  Future tax benefits that the Company derives from the election will be payable to AFS when realized by the Company.

As a result of the election, the Company has adjusted its net deferred tax liability, to reflect the new tax basis of the Company’s affected assets.  The additional basis is expected to result in increased future income tax deductions and, accordingly, may reduce income taxes otherwise payable by the Company.  Any tax benefit realized by the Company will be paid to AFS.   Such tax benefits will generally be calculated by comparing the Company’s actual taxes to the taxes that would have been owed had the increase in basis not occurred.  After a 15 year period, to the extent there remains an unrealized tax benefit, the Company and AFS will negotiate a settlement of the unrealized benefit based on the expected realization at that time.

The Company initially recorded a $49.0 million reduction of its existing deferred tax liability, based on an estimate of the ultimate resolution of the Section 338(h)(10) election.  Under the tax allocation agreement, the Company estimated as of the IPO date, that it was obligated to pay $20.9 million to AFS and accordingly has established this amount as a liability. The initial difference, which is attributable to the change in the tax basis of certain liabilities for which there is no associated step-up in the tax basis of its assets and no amounts due to AFS, resulted in an increase to additional paid-in capital of $28.1 million.  The Company has paid ACE and correspondingly reduced its liability, $0.2 million and $0.7 million in 2006 and 2005, respectively.

11.       Analysis Of Premiums Written, Premiums Earned And Loss And Loss Adjustment Expenses

To limit its exposure on assumed risks, at the time of the IPO, the Company entered into certain proportional and non-proportional retrocessional agreements with other insurance companies, primarily subsidiaries of ACE, to cede a portion of the risk underwritten by the Company. In addition, the Company enters into reinsurance agreements with non-affiliated companies to limit its exposure to risk on an on-going basis.

In the event that any or all of the reinsurers are unable to meet their obligations, the Company would be liable for such defaulted amounts.  Direct, assumed, and ceded amounts were as follows:

	For the Years Ended December 31,
	2006	2005	2004
	(in thousands of U.S. dollars)

Premiums Written
Direct	$171,473	$73,515	$45,270
Assumed	19,085	34,686	123,408
Ceded	(69,938)	(15,681)	(108,773)
Net	$120,620	$92,520	$59,905

Premiums Earned
Direct	$72,745	$52,405	$40,287
Assumed	48,015	73,414	148,099
Ceded	(23,606)	(21,663)	(66,375)
Net	$97,154	$104,156	$122,011

Loss and loss adjustment expenses
Direct	$(892)	$(6,704)	$3,798
Assumed	7,631	(4,908)	32,835
Ceded	110	10,238	(36,230)
Net	$6,849	$(1,374)	$403

The following table presents the affiliated and third party reinsurance recoverable balances on ceded losses and provides S&P ratings for individual reinsurers:

	As of December 31,
	2006	2005	S&P Rating
	(in thousands of U.S. dollars)

ACE American	$6,343	$8,242	A+
Assured Guaranty Re Ltd.	2,483	3,168	AA
Reinsurance recoverable on ceded loss and LAE	$8,826	$11,410

Agreement with Financial Security Assurance Inc.

               During 2005, the Company and Assured Guaranty Re Ltd. (“AG Re”), a subsidiary of Assured Guaranty Ltd. and an affiliate of the Company, entered into a reinsurance agreement with Financial Security Assurance Inc. (“FSA”) pursuant to which substantially all of FSA’s financial guaranty risks previously ceded to the Company (the “Ceded Business”) were assumed by AG Re.  This agreement was effective as of January 1, 2005 and is consistent with Assured Guaranty’s IPO strategy of the Company ceasing to write new reinsurance business and transferring its existing reinsurance business to AG Re to optimize capital utilization. In connection with the transaction, the Company transferred liabilities of $169.0 million, consisting primarily of unearned premium reserves.  This transaction caused 2005 net income to decrease by $4.0 million.  FSA has released the Company from all liabilities with respect to the Ceded Business.  AG Re has assumed substantially all of the Company’s liabilities with respect to the Ceded Business. FSA may receive a profit commission on the Ceded Business based on its future performance.

12.       Insurance Regulations

The Company is a Maryland domiciled insurance company. Under Maryland’s 1993 revised insurance law, the amount of surplus available for distribution as dividends is subject to certain statutory provisions, which generally prohibit the payment of dividends in any twelve-month period in an aggregate amount exceeding the lesser of 10% of surplus or net investment income (at the preceding December 31) without prior approval of the Maryland Commissioner of Insurance.  The amount available for distribution from the Company during 2007 with notice to, but without prior approval of, the Maryland Commissioner of Insurance under the Maryland insurance law is approximately $28.6 million. During the years ended December 31, 2006 and 2005, the Company declared and paid $13.8 million and $4.3 million, respectively, in dividends to AGUS. There were no such dividends paid in 2004. Under Maryland insurance regulations, the Company is required at all times to maintain a minimum surplus of $750,000.

13.       Related Party Transactions

Expense Sharing Agreements

During the time the Company was a subsidiary of ACE, it was party to a number of service agreements with subsidiaries of ACE under which either the Company provided services to subsidiaries of ACE, or they provided services to the Company.   Since the IPO, many of these service agreements have been terminated, though some still remain in place.

During 2006, 2005, and 2004 ACE provided certain general and administrative services to the Company. Those services primarily included information technology related services and tax consulting and preparation services. Expenses included in the Company’s consolidated financial statements related to these services were $0.2 million, $0.5 million and $0.5 million for the years ended December 31, 2006, 2005 and 2004, respectively.  As of January 1, 2007 all expense sharing agreements with ACE have been terminated.

Reinsurance Agreements

The Company cedes business to affiliated entities under certain reinsurance agreements.  Amounts deducted from the premiums, losses and commissions in 2006, 2005 and 2004 for reinsurance ceded to affiliates are reflected in the table below.

(in thousands of U.S. dollars)	2006	2005	2004

Ceded Activity
Written premiums	$67,647	$(2,521)	$107,085
Earned premiums	21,260	19,003	63,763
Losses and LAE incurred	(685)	(1,044)	36,230
Commissions incurred	5,784	2,007	10,826
Unearned premium reserves	70,297	23,910	45,435
Unpaid losses and LAE	2,483	3,168	24,160

The Company also writes business with affiliated entities under insurance and reinsurance agreements.  The approximate amounts included in premiums, losses and commissions in 2006, 2005 and 2004 for business assumed from affiliates are reflected in the table below.

(in thousands of U.S. dollars)	2006	2005	2004

Gross Activity
Written premiums	$50,063	$43,929	$41,623
Earned premiums	48,245	44,668	52,819
Losses and LAE incurred	(263)	(4,855)	(291)
Commissions incurred	55	169	2,495
Unearned premium reserves	(197)	(2,015)	(1,277)
Unpaid losses and LAE	(6,871)	(6,821)	(1,578)

Non-Cash Capital Contribution

During 2004, ACE contributed capital of $1.6 million to the Company. This was a non-cash contribution. The capital contribution relates to the accelerated vesting of options to purchase ordinary shares, and other items related to the formation transactions due to the IPO. No such contribution occurred during 2006 and 2005.

14.       Commitments and Contingencies

The Company is party to various lease agreements. As of December 31, 2006, future minimum rental payments under the terms of these operating leases for office space are $2.1 million in 2007, $2.2 million in 2008, $0.9 million in 2009, $0.4 million for the years 2010 and 2011, and $1.9 million thereafter. These payments are subject to escalations in building operating costs and real estate taxes. Rent expense for the years ended December 31, 2006, 2005 and 2004 was approximately $1.8 million, $2.0 million and $2.1 million, respectively.

Lawsuits arise in the ordinary course of the Company’s business. It is the opinion of the Company’s management, based upon the information available, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or liquidity, although an adverse resolution of a number of these items could have a material adverse effect on the Company’s results of operations or liquidity in a particular quarter or fiscal year.

In the ordinary course of their respective businesses, certain of the Company’s subsidiaries assert claims in legal proceedings against third parties to recover losses paid in prior periods. The amounts, if any, the Company will recover in these proceedings are uncertain, although recoveries in any one or more of these proceedings during any quarter or fiscal year could be material to the Company’s results of operations in that particular quarter or fiscal year.

In April 2005, the Company received a Notice of Order to Preserve (“Order”) from the Office of the Commissioner of Insurance, State of Georgia (“Commissioner”).  The Order was directed to “ACE Limited, and all affiliates” and requires the preservation of documents and other items related to “finite insurance” and a broad group of other insurance and reinsurance agreements.  Also in April 2005, the Company, and numerous other insurers, received a subpoena from the Commissioner related to the “initial phase” of the Commissioner’s investigation into “finite-risk” transactions.  The subpoena requests information on the Company’s assumed and ceded reinsurance contracts in force during 2004.  The Company provided the required information in response to the subpoena in January 2006 and has not been asked by the Commissioner for any further information.

The Company is party to reinsurance agreements with most of the major monoline primary financial guaranty insurance companies. The Company’s facultative and treaty agreements are generally subject to termination (i) upon written notice (ranging from 90 to 120 days) prior to the specified deadline for renewal, (ii) at the option of the primary insurer if the Company fails to maintain certain financial, regulatory and rating agency criteria which are equivalent to or more stringent than those the Company is otherwise required to maintain for its own compliance with state mandated insurance laws and to maintain a specified financial strength rating for the particular insurance subsidiary or (iii) upon certain changes of control of the Company. Upon termination under the conditions set forth in

(ii) and (iii) above, the Company may be required (under some of its reinsurance agreements) to return to the primary insurer all statutory unearned premiums, less ceding commissions, attributable to reinsurance ceded pursuant to such agreements after which the Company would be released from liability with respect to the ceded business. Upon the occurrence of the conditions set forth in (ii) above, whether or not an agreement is terminated, the Company may be required to obtain a letter of credit or alternative form of security to collateralize its obligation to perform under such agreement or it may be obligated to increase the level of ceding commission paid.

15.       Concentrations

The Company’s client base includes all of the major monoline primary financial guaranty insurance companies, many banks and several European insurance and reinsurance companies. Of the Company’s total gross premiums written for the year ended December 31, 2006, 24.5% came from AGFP, an affiliate of the Company.  Of the Company’s total gross premiums written for the year ended December 31, 2005, 34.4% and 13.5% came from AGFP and Municipal Bond Investors Assurance Company (“MBIA”), respectively.  Of the Company’s total gross premiums written for the year ended December 31, 2004, 27.7%, 15.7% and 13.0% came from FSA, MBIA and Ambac Assurance Corporation, respectively.  In addition, 20.6% of the Company’s total gross premiums written during 2004 came from AGFP. No other client represented more than 10% of the Company’s total gross premiums written for the years ended December 31, 2006, 2005 and 2004.

16.       Credit Facilities

2006 Credit Facility

On November 6, 2006, Assured Guaranty Ltd. and certain of its subsidiaries entered into a $300.0 million five-year unsecured revolving credit facility (the “2006 credit facility”) with a syndicate of banks, for which ABN AMRO Incorporated and Bank of America Securities LLC acted as lead arrangers.  Under the 2006 credit facility, each of the Company, AG (UK), AG Re, AGRO and Assured Guaranty Ltd. are entitled to request the banks to make loans to such borrower or to request that letters of credit be issued for the account of such borrower.

Of the $300.0 million available to be borrowed, no more than $100.0 million may be borrowed by Assured Guaranty Ltd., AG Re or AGRO, individually or in the aggregate, and no more than $20.0 million may be borrowed by AG (UK).  The stated amount of all outstanding letters of credit and the amount of all unpaid drawings in respect of all letters of credit cannot, in the aggregate, exceed $100.0 million.

The 2006 credit facility also provides that Assured Guaranty Ltd. may request that the commitment of the banks be increased an additional $100.0 million up to a maximum aggregate amount of $400.0 million.  Any such incremental commitment increase is subject to certain conditions provided in the agreement and must be for at least $25.0 million.

The proceeds of the loans and letters of credit are to be used for the working capital and other general corporate purposes of the borrowers and to support reinsurance transactions.

At the closing of the 2006 credit facility, (i) the Company guaranteed the obligations of AG (UK) under such facility, (ii) Assured Guaranty Ltd. guaranteed the obligations of AG Re and AGRO under such facility and agreed that, if the Company Consolidated Assets (as defined in the related credit agreement) of the Company and its subsidiaries were to fall below $1.2 billion, it would, within 15 days, guarantee the obligations of the Company and AG (UK) under such facility and (iii) Assured Guaranty Overseas US Holdings Inc., as a Material Non-AGC Subsidiary (as defined in the related credit agreement), guaranteed the obligations of Assured Guaranty Ltd., AG Re and AGRO under such facility.

The 2006 credit facility’s financial covenants require that Assured Guaranty Ltd. (a) maintain a minimum net worth of seventy-five percent (75%) of the Consolidated Net Worth of Assured Guaranty Ltd. as of the most recent fiscal quarter of Assured Guaranty Ltd. prior to the Closing Date and (b) maintain a maximum debt-to-capital ratio of 30%.  In addition, the 2006 credit facility requires that the Company maintain qualified statutory capital of at least 75%

of its statutory capital as of the fiscal quarter prior to the closing date of the facility.  Furthermore, the 2006 credit facility contains restrictions on Assured Guaranty Ltd. and its subsidiaries, including, among other things, in respect of their ability to incur debt, permit liens, become liable in respect of guaranties, make loans or investments, pay dividends or make distributions, dissolve or become party to a merger, consolidation or acquisition, dispose of assets or enter into affiliate transactions.  Most of these restrictions are subject to certain minimum thresholds and exceptions.  The 2006 credit facility has customary events of default, including (subject to certain materiality thresholds and grace periods) payment default, failure to comply with covenants, material inaccuracy of representation or warranty, bankruptcy or insolvency proceedings, change of control and cross-default to other debt agreements.  A default by one borrower will give rise to a right of the lenders to terminate the facility and accelerate all amounts then outstanding. As of December 31, 2006, Assured Guaranty was in compliance with all of those financial covenants.

As of December 31, 2006, no amounts were outstanding under this facility nor have there been any borrowings under this facility.

The 2006 credit facility replaced a $300.0 million three-year credit facility (the “2005 credit facility”), discussed below. Letters of Credit for a total aggregate stated amount of approximately $19.6 million, including $19.2 million issued during the term of the 2005 credit facility, remain outstanding as of December 31, 2006.

2005 Credit Facility

On April 15, 2005, Assured Guaranty Ltd. and certain of its subsidiaries entered into a $300.0 million three-year unsecured revolving credit facility (the “2005 credit facility”) with a syndicate of banks, for which ABN AMRO Incorporated and Bank of America, N.A. acted as lead arrangers and KeyBank National Association (“KeyBank”) acted as syndication agent.  Effective November 6, 2006, the 2005 credit facility was terminated and replaced by the 2006 credit facility discussed above. Under the 2005 credit facility, each of the Company, AG (UK), Assured Guaranty Ltd., AG Re and AGRO were entitled to request the banks to make loans to such borrower or to request that letters of credit be issued for the account of such borrower. The 2005 credit facility replaced the $250.0 million credit facility, discussed below.

The 2005 credit facility had been available for general corporate purposes. The proceeds of the loans and letters of credit were to be used for working capital and other general corporate purposes of the borrowers and to support reinsurance transactions. Letters of Credit for a total aggregate stated amount of approximately $19.2 million issued during the term of this facility remain outstanding and are deemed issued under the 2006 credit facility.

As of December 31, 2005, no amounts were outstanding under this facility nor have there been any borrowings under this facility.

$250.0 million Credit Facility

On April 29, 2004, the Company entered into a $250.0 million unsecured credit facility (“$250.0 million credit facility”), with a syndicate of banks, for which ABN AMRO Incorporated and Bank of America, N.A. acted as co-arrangers. Each of Assured Guaranty Ltd., the Company and AG (UK) was a party as borrower. The $250.0 million credit facility was terminated and replaced by the 2005 credit facility discussed above.

The $250.0 million credit facility was a 364-day facility available for general corporate purposes. As of its termination, no amounts were outstanding under this facility nor had there been any borrowings under the life of this facility.

Non-Recourse Credit Facility

The Company is also party to a non-recourse credit facility with a syndicate of banks which provides up to $175.0 million specifically designed to provide rating agency-qualified capital to further support the Company’s claims paying resources. The facility expires in December 2010.  As of December 31, 2006 and December 31, 2005, no amounts were outstanding under this facility nor have there been any borrowings under the life of this facility.

The Company’s failure to comply with certain covenants under the Company’s credit facilities could, subject to grace periods in the case of certain covenants, result in an event of default.  This could require the Company to repay any outstanding borrowings in an accelerated manner.

Committed Capital Securities

               On April 8, 2005, the Company entered into four separate agreements with four different unaffiliated custodial trusts pursuant to which the Company may, at its option, cause each of the custodial trusts to purchase up to $50.0 million of perpetual preferred stock of the Company.  The custodial trusts were created as a vehicle for providing capital support to the Company by allowing the Company to obtain immediate access to new capital at its sole discretion at any time through the exercise of the put option.  If the put options were exercised, the Company would receive $200.0 million in return for the issuance of its own perpetual preferred stock, the proceeds of which may be used for any purpose including the payment of claims.  The put options were not exercised during 2005.  Initially, all of the CCS Securities were issued to a special purpose pass-through trust (the “Pass-Through Trust”).  The Pass-Through Trust is a newly created statutory trust organized under the Delaware Statutory Trust Act formed for the purposes of (i) issuing $200,000,000 of Pass-Through Trust Securities to qualified institutional buyers within the meaning of Rule 144A under the Securities Act of 1933, as amended, (ii) investing the proceeds from the sale of the Pass-Through Trust Securities in, and holding, the CCS Securities issued by the Custodial Trusts and (iii) entering into related agreements.  Neither the Pass-Through Trust nor the Custodial Trusts are consolidated in the Company’s financial statements.

For the years ended December 31, 2006 and 2005, the Company has incurred $2.5 million and $1.7 million, respectively of put option premiums which are an on-going expense. 2005 expense also included  $2.0 million of one-time investment banking fees associated with the committed capital securities. These expenses are presented in the Company’s consolidated statements of operations and comprehensive income under other expense.

17.       Employee Benefit Plans

Share-Based Compensation

Accounting for Share-Based Compensation

Effective January 1, 2006, the Company adopted FAS 123R, which replaces FAS 123 and supersedes APB 25. FAS 123R requires all share-based compensation transactions with employees, including grants of employee stock options, to be recognized as compensation expense over the requisite service period based on their relative fair values.

Prior to the adoption of FAS 123R, the Company followed the guidance of APB 25 and did not record share-based compensation expense related to employee stock options in the statement of operations, since for all grants the exercise price was equal to the market value of the common stock on the grant date.

The Company elected to use the modified prospective transition method for implementing FAS 123R. Under this transition method, compensation expense includes:  (a) compensation expense for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of FAS 123, and (b) compensation expense for all share-based payments granted on or after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of FAS 123R. Because the Company elected to use the modified prospective transition method, results for prior periods have not been restated and new awards are valued and accounted for prospectively upon adoption.

The employees of the Company participate in Assured Guaranty Ltd.’s share-based compensation plans. Beginning January 1, 2006, upon adoption of FAS 123R, the Company recorded share-based compensation for the cost of stock options, restricted stock and the Company sponsored employee stock purchase plan. Also, the Company began recording the cost associated with accelerated vesting of retirement-eligible employees. As a result of adopting FAS 123R on January 1, 2006, the Company’s 2006 income before income taxes and net income are $2.6 million and $1.7 million lower, respectively, than if it had continued to account for share-based compensation under APB 25.

Share-based compensation expense in 2006 was $5.9 million ($3.8 million after tax).  Included in 2006 expense was $1.0 million for stock award grants to retirement-eligible employees. FAS 123R requires these awards to be expensed over the period through the date the employee first becomes eligible to retire and is no longer required to provide service to earn part or all of the award, regardless of the employee’s intent of retirement. Share-based compensation expense in 2005 and 2004 was $1.3 million ($0.9 million after tax) and $0.8 million ($0.5 million after tax), respectively. The amount of share-based compensation capitalized in 2006, 2005 and 2004 as DAC was $2.3 million, $0.9 million and $0.6 million, respectively.

The following table presents pre-DAC and pre-tax, share-based compensation cost by share-based type:

	Year Ended December 31,
	2006	2005	2004 (1)
	(in thousands of U.S. dollars)

Share-Based Employee Compensation Cost
Restricted Stock
Recurring amortization	$4,756	$2,206	$1,088
Accelerated amortization for retirement eligible employees	685	—	—
Subtotal	5,441	2,206	1,088
Stock Options
Recurring amortization	2,332	—	—
Accelerated amortization for retirement eligible employees	304	—	—
Subtotal	2,636	—	—
ESPP	99	—	—
Total Share-Based Employee Compensation Cost	$8,176	$2,206	$1,088

(1) 2004 excludes $0.3 million of share-based cost recognized for ACE restricted stock.

The following table outlines the Company’s net income for the years ended December 31, 2005 and 2004, had the compensation expense been determined in accordance with the fair value method recommended in FAS 123.

	2005	2004
	(in thousands of U.S. dollars)

Net income as reported	$70,940	$101,158
Add: Stock-based compensation expense due to accelerated vesting of ACE awards included in reported net income, net of income tax	—	3,077
Add: Stock-based compensation expense included in reported net income, net of income tax	1,490	908
Deduct: Compensation expense, net of income tax	(2,676)	(4,707)
Pro forma net income (1)	$69,754	$100,436

(1) Excludes share-based compensation capitalized as DAC.

Upon completion of the IPO, any unvested options to purchase ACE ordinary shares granted to the Company’s officers or employees under the ACE employee long-term incentive plans immediately vested and any unvested restricted ACE ordinary shares were forfeited. These officers and employees generally had 90 days from the date of the IPO to exercise any vested options to acquire ACE ordinary shares. The acceleration of vesting of options to purchase ordinary shares resulted in a pre-tax charge to the Company of approximately $1.4 million. Based upon a price of $42.79 per ACE ordinary share, the Company incurred a pre-tax charge of $3.1 million and contributed cash in the same amount to fund a trust, with a trustee, for the value of the restricted ACE ordinary shares forfeited by all of the Company’s officers and employees. These pre-tax charges took place during 2004 and were included in other operating expenses on the consolidated statements of operation and comprehensive income.

 Assured Guaranty Ltd. 2004 Long-Term Incentive Plan

As of April 27, 2004, Assured Guaranty Ltd. adopted the Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (the “Incentive Plan”). The Incentive Plan authorizes the grant of incentive stock options, non-qualified stock options, stock appreciation rights, and full value awards that are based on Assured Guaranty Ltd.’s common shares. The number of common shares that may be delivered under the Incentive Plan may not exceed 7,500,000. As of December 31, 2006, 2,748,171 common shares were available for grant under the Incentive Plan. The Incentive Plan is described more fully in Assured Guaranty Ltd.’s 2006 Annual Report on Form 10-K.

Stock Options

Nonqualified or incentive stock options may be granted to employees of the Company. Stock options are generally granted once a year with exercise prices equal to the closing price on the date of grant. To date, Assured Guaranty Ltd. has only issued nonqualified stock options.  All stock options granted to employees vest in equal annual installments over a three-year period and expire 10 years from the date of grant. None of Assured Guaranty Ltd.’s options have a performance or market condition.  Following is a summary of Assured Guaranty Ltd. options issued and outstanding for the years ended December 31, 2006, 2005 and 2004:

	Year of Expiration	Average Exercise Price	Options for Common Shares

Balance as of December 31, 2003			—
Options granted	2014	$17.88	2,011,800
Options exercised		—	—
Options forfeited		$17.95	(217,400)

Balance as of December 31, 2004		$17.88	1,794,400
Options granted	2015	$18.42	788,767
Options exercised		$18.00	(4,136)
Options forfeited		$17.77	(121,729)

Balance as of December 31, 2005		$18.05	2,457,302
Options granted	2016	$25.49	797,067
Options exercised		$17.96	(141,715)
Options forfeited		$20.73	(102,494)

Balance as of December 31, 2006		$19.92	3,010,160

Exercisable as of December 31, 2004		—	—

Exercisable as of December 31, 2005		$17.89	582,701

Exercisable as of December 31, 2006		$18.00	1,272,211

The following table summarizes the range of exercise prices for outstanding options as of December 31, 2006:

	Options outstanding			Options exercisable
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

$15.46 — $18.04	2,179,901	7.6	$17.93	1,246,875	$17.91
$18.04 — $20.62	14,000	8.2	$18.71	6,001	$18.63
$20.62 — $23.19	33,000	8.7	$22.37	11,001	$22.37
$23.19 — $25.77	783,259	9.1	$25.44	8,334	$23.84

	3,010,160			1,272,211	$18.00

Aggregate Intrinsic Value(1) (in thousands)	$20,108			$22,894

(1)          The aggregate intrinsic value was calculated based on the positive difference between the closing price of the Company’s common stock on December 29, 2006 (i.e. $26.60) and the weighted average exercise price of the underlying options.

 The Company recorded $2.6 million ($1.7 million after tax) in share-based compensation related to stock options during the year ended December 31, 2006. As of December 31, 2006 the total unrecognized compensation expense related to outstanding non-vested stock options was $2.1 million, which will be adjusted in the future for the difference between estimated and actual forfeitures. The Company expects to recognize that expense over the weighted-average remaining service period of 1.2 years.

The weighted-average grant-date fair value of options granted were $6.71, $4.63 and $4.00 for the years ended December 31, 2006, 2005 and 2004, respectively. The fair value of options issued is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 2006, 2005 and 2004:

	2006	2005	2004

Dividend yield	0.5%	0.7%	0.7%
Expected volatility	20.43%	20.80%	17.03%
Risk free interest rate	4.6%	4.1%	4.4%
Expected life	5 years	5 years	5 years
Forfeiture rate	6.0%	6.0%	6.0%

These assumptions were based on the following:

•                The expected dividend yield is based on the current expected annual dividend and share price on the grant date,

•                Expected volatility is estimated at the date of grant based on the historical share price volatility, calculated on a daily basis,

•                The risk-free interest rate is the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term to the granted stock options,

•                The expected life is based on the average expected term of Assured Guaranty Ltd.’s guideline companies, which are defined as similar or peer entities, since the Company has insufficient expected life data,

•                The forfeiture rate is based on the rate used by Assured Guaranty Ltd.’s guideline companies, since the Company has insufficient forfeiture data. Estimated forfeitures will be reassessed at each grant vesting date and may change based on new facts and circumstances.

For options granted before January 1, 2006, the Company amortizes the fair value on an accelerated basis. For options granted on or after January 1, 2006, the Company amortizes the fair value on a straight-line basis. All options are amortized over the requisite service periods of the awards, which are generally the vesting periods, with the exception of retirement-eligible employees.  For retirement-eligible employees, options are amortized over the period through the date the employee first becomes eligible to retire and is no longer required to provide service to earn part or all of the award. The Company may elect to use different assumptions under the Black-Scholes option valuation model in the future, which could materially affect the Company’s net income.

The total intrinsic value of options exercised during the year ended December 31, 2006 was $0.6 million. During the year ended December 31, 2006, $0.5 million was received from the exercise of stock options and $0.2 million related tax benefit was recorded and included in the financing section in the statement of cash flows. During the years ended December 31, 2005 and 2004, the Company recorded $4.1 million and $5.4 million, respectively, in benefits for tax deductions in excess of recognized compensation expense, which were reported and included in the operating section in the statement of cash flows. In order to satisfy stock option exercises, Assured Guaranty Ltd. will either issue new shares or reissue shares held at AGUS due to the repurchase of 5,692,599 of the Assured Guaranty Ltd.’s common shares from ACE Bermuda.

Restricted Stock Awards

Under Assured Guaranty’s Incentive Plan 460,083, 402,747 and 1,088,292 restricted common shares were awarded during the years ended December 31, 2006, 2005 and 2004, respectively. These shares vest at various dates through 2010.

Assured Guaranty Ltd. has granted restricted stock awards to employees of the Company. Restricted stock awards generally vest in equal annual installments over a four-year period.   Restricted stock awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods, with the exception of retirement-eligible employees, discussed above. Prior to the adoption of FAS 123R, the Company presented restricted stock issuances on the balance sheet in unearned stock grant compensation as a separate component of shareholders’ equity. In accordance with the provisions of FAS 123R, on January 1, 2006, the Company reclassified the balance in unearned stock grant compensation. The following table summarizes restricted stock award activity for the year ended December 31, 2006:

Nonvested Shares	Number of Shares	Weighted Average Grant-Date Fair Value

Nonvested at December 31, 2005	1,021,124	$18.12
Granted	460,083	$25.49
Vested	(285,763)	$18.05
Forfeited	(57,161)	$20.23
Nonvested at December 31, 2006	1,138,283	$21.01

The Company recorded $5.4 million ($3.5 million after tax) in share-based compensation, related to restricted stock awards, during the year ended December 31, 2006.

As of December 31, 2006 the total unrecognized compensation cost related to outstanding nonvested restricted stock awards was $8.1 million, which the Company expects to recognize over the weighted-average remaining service period of 2.1 years. The total fair value of shares vested during the year ended December 31, 2006 was $3.2 million.

Employee Stock Purchase Plan

In January 2005, Assured Guaranty Ltd. established the Assured Guaranty Ltd. Employee Stock Purchase Plan (the “Stock Purchase Plan”) in accordance with Internal Revenue Code Section 423. The Stock Purchase Plan was approved by shareholders at the 2005 Annual General Meeting. Participation in the Stock Purchase Plan is available to all eligible employees. Maximum annual purchases by participants are limited to the number of whole shares that can be purchased by an amount equal to 10 percent of the participant’s compensation or, if less, shares having a value of $25,000. Participants may purchase shares at a purchase price equal to 85 percent of the lesser of the fair market value of Assured Guaranty Ltd.’s stock on the first day or the last day of the subscription period. Assured Guaranty Ltd. reserved for issuance and purchases under the Stock Purchase Plan 100,000 shares of its common stock. The Company’s employees purchased Assured Guaranty Ltd.’s shares for aggregate proceeds of $0.4 million and $0.3 million during the years ended December 31, 2006 and 2005. The Company recorded $0.1 million ($0.1 million after tax) in share-based compensation during the year ended December 31, 2006.

Defined Contribution Plan

The Company maintains savings incentive plans, which are qualified under Section 401(a) of the Internal Revenue Code. The U.S. savings incentive plan is available to all full-time employees with a minimum of six months of service. Eligible participants may contribute a percentage of their salary subject to a maximum of $15,000 for 2006. Beginning January 1, 2006, the Company has amended the U.S. savings incentive plan. The Company matches employee contributions up to 6%, subject to IRS limitations. Any amounts over  the IRS limits, are contributed to and matched by the Company into  a nonqualified supplemental executive retirement plan. The Company also makes a core contribution of 6% to the qualified plan and the nonqualified supplemental executive retirement plan, regardless of whether the employee contributes to the plan. In addition, employees become fully vested after 1 year of service, as defined in the plan. Plan eligibility is immediate upon hire. Prior to 2006, contributions were matched by the Company at a rate of 100% up to 7% of the participant’s compensation, subject to IRS limitations.  In addition, the Company might contribute an additional profit sharing amount to eligible employees’ savings incentive plan accounts at the discretion of the Board of Directors.  For 2005, the Company made a discretionary contribution equal to 5% of the compensation of eligible participants, which discretionary contribution was made to a U.S. savings incentive plan up to the amount permitted by IRS limits, with amounts in excess of those permitted by the IRS limits contributed to the U.S. nonqualified plan.  Participants generally vested in Company contributions at a rate of 33.3% per year starting with the completion of one year of service.

The Company contributed approximately $1.6 million in 2006, $0.9 million in 2005 and $0.7 million in 2004 in nondiscretionary contributions under these plans. Total discretionary expense amounted to approximately $2.2 million in 2006, $0.7 million in 2005 and $0.8 million in 2004.

18.                     Fair Value of Financial Instruments

The carrying amount and estimated fair value of financial instruments are presented in teh following table:

	As of December 31, 2006		As of December 31, 2005
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(in thousands of U.S. dollars)
Assets:
Fixed maturity securities	$1,202,417	$1,202,417	$1,047,577	$1,047,577
Cash and short-term investments	48,737	48,737	59,815	59,815
Liabilities:
Unearned premium reserves	266,800	222,186	196,435	188,157
Off-Balance Sheet Instruments:
Financial guaranty installment premiums	—	355,626	—	254,113

The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments.  These determinations were made based on available market information and appropriate valuation methodologies.  Considerable judgment is required to interpret market data to develop the estimates and therefore, they may not necessarily be indicative of the amount the Company could realize in a current market exchange.

Fixed Maturity Securities

The fair value for fixed maturity securities shown in Note 8 is based on quoted market prices.

Cash and Short-Term Investments

The carrying amount reported in the balance sheet for these instruments is cost, which approximates fair value due to the short-term maturity of these instruments.

Unearned Premium Reserves

The fair value of the Company’s unearned premium reserves is based on the estimated cost of entering into a cession of the entire portfolio with third party reinsurers under current market conditions.  This figure was determined by using the statutory basis unearned premium reserves, net of deferred acquisition costs.

Financial Guaranty Installment Premiums

The fair value is derived by calculating the present value of the estimated future cash flow stream discounted at 6.0%.

19.       Segment Reporting

The Company has three principal business segments: (1) financial guaranty direct, which includes transactions whereby the Company provides an unconditional and irrevocable guaranty that indemnifies the holder of a financial obligation against non-payment of principal and interest when due, and could take the form of a credit derivative; (2) financial guaranty reinsurance, which includes agreements whereby the Company is a reinsurer and agrees to indemnify a primary insurance company against part or all of the loss which the latter may sustain under a policy it has issued; and (3) other, which includes trade credit reinsurance in which the Company is no longer active and the impact of affiliate reinsurance transactions that were purchased by management for the benefit of all the Company’s reporting segments.

The Company does not segregate assets and liabilities at a segment level since management reviews and controls these assets and liabilities on a consolidated basis. The Company allocates operating expenses to each segment based on a comprehensive cost study. During 2006, the Company implemented a new operating expense allocation methodology to more closely allocate expenses to the individual operating segments. This new methodology was based on a comprehensive study and is based on departmental time estimates and headcount. 2005 and 2004 amounts have been reclassified to show this new methodology on a comparative basis. Management uses underwriting gains and losses as the primary measure of each segment’s financial performance.

The following tables summarize the components of underwriting gain (loss) for each reporting segment:

	Year Ended December 31, 2006
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$175.0	$14.9	$0.7	$190.6
Net written premiums	106.5	14.1	—	120.6
Net earned premiums	57.8	39.4	—	97.2
Loss and loss adjustment expenses	(0.2)	7.0	—	6.8
Profit commission expense	—	(0.4)	—	(0.4)
Acquisition costs	3.2	13.4	—	16.6
Other operating expenses	34.9	3.7	—	38.6
Underwriting gain	$19.9	$15.6	$—	$35.5

	Year Ended December 31, 2005
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)

Gross written premiums	$80.0	$25.8	$2.3	$108.2
Net written premiums	62.5	30.1	—	92.5
Net earned premiums	48.2	55.9	—	104.2
Loss and loss adjustment expenses	(5.7)	4.3	—	(1.4)
Profit commission expense	—	0.7	—	0.7
Acquisition costs	3.6	23.5	—	27.1
Other operating expenses	29.9	2.8	—	32.7
Underwriting gain	$20.4	$24.6	$—	$45.1

	Year Ended December 31, 2004
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)

Gross written premiums	$54.9	$96.6	$17.2	$168.7
Net written premiums	43.7	53.3	(37.1)	59.9
Net earned premiums	41.0	95.5	(14.5)	122.0
Loss and loss adjustment expenses	1.5	16.3	(17.4)	0.4
Profit commission expense	—	1.1	(0.1)	1.0
Acquisition costs	0.2	32.2	1.9	34.3
Other operating expenses(1)	31.1	2.9	2.6	36.6
Underwriting gain (loss)	$8.2	$43.0	$(1.5)	$49.7

(1) Excludes $4.7 million of operating expenses, included in other operating expenses in the consolidated statements of operations and comprehensive income, related to the accelerated vesting of stock awards at the IPO date.

The following is a reconciliation of total underwriting gain to income before provision for income taxes for the years ended:

	December 31,
	2006	2005	2004
	(in millions of U.S. dollars)

Total underwriting gain	$35.5	$45.1	$49.7
Net investment income	55.3	51.3	52.1
Net realized investment (losses) gains	(1.2)	0.7	1.0
Unrealized gains (losses) on derivative financial instruments	4.1	(0.6)	47.9
Other income	0.4	—	0.2
Accelerated vesting of stock awards	—	—	(4.7)
Other expense	(2.5)	(3.7)	(1.6)
Income before provision for income taxes	$91.6	$92.7	$144.6

The following table provides the lines of businesses from which each of the Company’s three reporting segments derive their net earned premiums:

	Years Ended December 31,
	2006	2005	2004
	(in millions of U.S. dollars)

Financial guaranty direct:
Public finance	$3.9	$1.3	$0.2
Structured finance	53.9	46.9	40.8
Total	57.8	48.2	41.0
Financial guaranty reinsurance:
Public finance	27.5	32.5	48.7
Structured finance	11.9	23.4	46.8
Total	39.4	55.9	95.5
Other:
Trade credit reinsurance	—	—	(14.5)
Total net earned premiums	$97.2	$104.2	$122.0

The following table summarizes the Company’s gross written premiums by geographic region.  Allocations have been made on the basis of location of risk.

	Years Ended December 31,
	2006		2005		2004
	(in millions of U.S. dollars)

North America	$120.0	63.0%	$101.7	94.0%	$148.2	87.9%
United Kingdom	66.5	34.9%	3.4	3.1%	4.8	2.9%
Europe	3.0	1.6%	3.0	2.8%	12.9	7.6%
Australia	1.0	0.5%	0.3	0.3%	2.1	1.2%
Other	0.1	—	(0.2)	(0.2)%	0.7	0.4%
Total	$190.6	100.0%	$108.2	100.0%	$168.7	100.0%